Jacqueline Mercier, Esq. T: 617.570.1762 F: 617.523.1231 email: jmercier@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

April 19, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:                                         Christina Chalk

                                                                                                Reid Hooper

Re:                             Mac-Gray Corporation

Preliminary Proxy Statement on Schedule 14A

Filed April 8, 2013

File No. 001-13495

Ladies and Gentlemen:

This letter is submitted on behalf of Mac-Gray Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter to Linda A. Serafini dated April 18, 2013 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed April 8, 2013 (the “Preliminary Proxy Statement”).  The Company is concurrently filing Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.  For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we will supplementally provide Reid Hooper of the Staff with an e-mailed copy of Amendment No. 1 to the Preliminary Proxy Statement marked to show the changes from the Preliminary Proxy Statement as originally filed.  The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Schedule 14A — Preliminary Proxy Statement

General

1.              Please be advised that all written soliciting materials, including e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Exchange Act Rule 14a-6(b) and (c).  Please confirm your understanding.

Response 1:

The Company acknowledges the Staff’s comment and confirms it understands that all written soliciting materials must be filed under the cover of Schedule 14A on the date of first use.

Background to the Proxy Contest, page 4

2.              We note discussions were held between members of your board and management and certain stockholders in March 2013 related to various corporate strategic and corporate governance matters.  Please revise your disclosure to provide specific dates and identify the shareholders that engaged in the discussions.

Response 2:

The Company acknowledges the Staff’s comment and has revised the disclosure as requested.  See page 4 of Amendment No. 1.

Proposal 1. Election of Directors, page 6

3.              Please revise your disclosure to express that voting against Moab’s nominees on a proxy card is not the same as voting for the Board’s nominees on the white proxy card because a vote against Moab’s nominees will revoke any prior-dated proxy submitted by that shareholder, even if such shareholder used the previous proxy to vote for the Board’s nominees.  Please provide disclosure in this section, as you did on page 3, that the latest dated completed proxy will be the one which counts.

Response 3:

The Company acknowledges the Staff’s comment and has revised the disclosure as requested.  See pages 6-7 of Amendment No. 1.

******

As requested in the Comment Letter and in connection with its response thereto, the Company has provided, in writing attached hereto as Exhibit A, a statement acknowledging that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1762.

Sincerely,

/s/ Jacqueline Mercier

Jacqueline Mercier

cc:                                Stewart G. McDonald, Chief Executive Officer, Mac-Gray Corporation

Linda A. Serafini, Vice President, General Counsel and Secretary, Mac-Gray Corporation

Joseph L. Johnson III, Goodwin Procter LLP

Robert P. Whalen, Jr., Goodwin Procter LLP

Exhibit A

April 19, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:                                         Christina Chalk

                                                                                                Reid Hooper

Re:                             Mac-Gray Corporation

Preliminary Proxy Statement on Schedule 14A

Filed April 8, 2013

File No. 001-13495

Ladies and Gentlemen:

This letter is submitted on behalf of Mac-Gray Corporation, (the “Company”) in response to the request by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter of April 18, 2013 to Linda A. Serafini (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A, filed April 8, 2013 (the “Proxy Statement”), that the Company acknowledge various matters in connection therewith.  As requested in the Comment Letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

If you should have any questions concerning the above acknowledgements, please contact the undersigned at (781) 487-7647.

Sincerely,

/s/ Linda A. Serafini

Linda A. Serafini
Vice President, General Counsel and Secretary
Mac-Gray Corporation

cc:                                Stewart G. McDonald, Chief Executive Officer, Mac-Gray Corporation

Joseph L. Johnson III, Goodwin Procter LLP
Robert P. Whalen Jr., Goodwin Procter LLP

Jacqueline Mercier, Goodwin Procter LLP